Exhibit 1.1

Appointment of a senior officer

1.	Family name and private name:	Moshe Cohen

	Type of Identity Number:	Identity Number

	Identity Number:	051209971

	Citizenship / country of incorporation or registration:	An individual with an Israeli citizenship.

2.	Date of birth:	April 3, 1952.

3.	Address for sending legal statements: Kiryat Atidim, Building Number 4, P.O.Box 58143, Tel-Aviv 61580.

4.	Date of beginning of service:	November 20, 2006.

5.	The appointed position:

Internal auditor

6.	Previous position in the Company prior to the appointment:

None

7.	Academic education:

Degree	Subject	Name of academic institution
Graduate	Economics and Accounting	Tel-Aviv University

Other education and professional certificates:	Certified Public Accountant

8.	Major positions during the last 5 years:

Position	Work place	Duration
Certified Public Accountant in a partnership	Haikin, Cohen, Rubin & Gilboa - Certified Public Accountants	24 years
Director	H.C.R. Management (1998) Ltd.	Over 5 years
Director	H.C.R. Consulting and Properties Ltd.	Over 5 years
Director	Moshe and Tamar Cohen Properties Ltd.	Over 5 years
Director	Kidmat Hi-tech Hod Hasharon (Construction) Ltd.	Over 5 years
Director	Zoko Shiluvim Ltd.	Over 5 years
Internal Auditor	In a number of public and private companies	Over 5 years

9.	A senior officer is not filling other positions in the Corporation, in its Subsidiary, in a related company or at an interested party.

10.	A senior officer is not a relative of another senior officer or of an interested party in the Corporation.

Notes:

1.	Moshe Cohen serves as the Company’s Internal Auditor, but he is not a company employee.

2.	Haikin, Cohen, Rubin & Gilboa – Certified Public Accountants, where Moshe Cohen is a partner, served in the past as an external Certified Public Accountant of the Subsidiary Scailex Vision (Tel-Aviv) Ltd. (previously Scitex Vision).